UNITED STATES
SECURITIES AND EXCHANGE  COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

                                                 HICKOK INCORPORATED
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	0-147 (Commission File Number)	34-0288470 (IRS Employer Identification No.)

    10514 Dupont Avenue      Cleveland, Ohio                                                                                44108
    (Address of principal executive offices)                                                                             (Zip Code)

             Robert L. Bauman                                                 (216) 541-8060
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ] Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the period from January 1, 2013 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

A copy of Hickok Incorporated's Conflict Minerals Report filed on May 30, 2014,  is filed as Exhibit 1.02 hereto and is publicly available at www.hickok-inc.com/about/financial/index.html .

Item 1.02   Exhibits

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 -  Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HICKOK INCORPORATED

By:  /s/ Robert L. Bauman
Robert L. Bauman
President and CEO
Date:    May 30, 2014